SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K



                Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934



                    For the fiscal year ended June 30, 1996


                          Commission file number 1-12


              Full title of the Plan and the address of the Plan,
               if different from that of the issuer named below:



                          The Quaker Investment Plan




Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                          The Quaker Oats Company
                          P.O. Box 049001
                          Chicago, Illinois 60604-9001






Item 1.     See Item 4.

Item 2.     See Item 4.

Item 3.     See Item 4.

Item 4.     Financial Statements and Exhibits

     (a)  Financial Statements

          The Quaker Investment Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), and the report of Washington, Pittman & McKeever, independent public accountants, as prepared in accordance with the financial reporting requirements of ERISA is attached hereto and incorporated into this report.

     (b)  Exhibit

          Consent of Independent Public Accountants - Washington, Pittman & McKeever.


                                  SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                                       The Quaker Investment Plan
                                       (Name of Plan)




                                       ROBERT C. PENZKOVER
                                       (Robert C. Penzkover)
                                       Director - Employee Benefits


                                       DENNIS M. CORRY
                                       (Dennis M. Corry)
                                       Manager - Benefit Plans

Date:  December 19, 1996










                            Exhibit Index


            Exhibit                                         Paper (P) or
            Number          Description                     Electronic (E)

             (a)            The Quaker Investment                 E
                            Plan Financial Statements
                            as of June 30, 1996 and 1995

             (b)            Consent of Independent                E
                            Public Accountants










Exhibit (a)







                            THE QUAKER OATS COMPANY

                          THE QUAKER INVESTMENT PLAN

                             FINANCIAL STATEMENTS

                         AS OF JUNE 30, 1996 AND 1995

                  TOGETHER WITH INDEPENDENT AUDITOR'S REPORT











                            THE QUAKER OATS COMPANY

                          THE QUAKER INVESTMENT PLAN

                         AS OF JUNE 30, 1996 AND 1995



                               TABLE OF CONTENTS



                                                       PAGE

INDEPENDENT AUDITOR'S REPORT                            6

STATEMENTS OF NET ASSETS AVAILABLE FOR
   BENEFITS                                            7-8

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
   FOR BENEFITS                                        9-10

NOTES TO FINANCIAL STATEMENTS                         11-16

SCHEDULE OF ASSETS HELD FOR
   INVESTMENT PURPOSES                                17-18

SCHEDULE OF REPORTABLE TRANSACTIONS                     19

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS               20

















                  INDEPENDENT AUDITOR'S REPORT


To the Plan Committee of
THE QUAKER INVESTMENT PLAN
of The Quaker Oats Company


We have audited the accompanying Statements of Net Assets Available for Benefits of The Quaker Investment Plan (the "Plan") as of June 30, 1996 and 1995, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets Held for Investment Purposes and of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                   WASHINGTON, PITTMAN & McKEEVER

Chicago, Illinois
November 22, 1996











                                             THE QUAKER OATS COMPANY


                                           THE QUAKER INVESTMENT PLAN

                                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                AS OF JUNE 30, 1996

                                              (dollars in thousands)


                                                         Quaker                    Money
                                                          Stock    Diversified    Market       Bond        Loan
                                             Total         Fund        Fund         Fund       Fund        Fund

ASSETS
Investments, at market -
  The Quaker Oats Company common stock
    (2,302,937 shares, cost - $50,800)     $ 78,008     $78,008     $     --     $    --    $    --      $   --
  Marketable Securities (cost - $116,087)   133,856          --      116,061          --     17,795          --
  Short-Term Investments (cost - $8,251)      8,275          --        8,275          --         --          --
  Collective Trust Short-Term
     Investment Fund                         48,443         301        7,554      40,498         90          --
                                            268,582      78,309      131,890      40,498     17,885          --

Participant loans                             6,242          --           --          --         --       6,242
        Total investments                   274,824      78,309      131,890      40,498     17,885       6,242

Employee contributions receivable               540         143          305          60         32          --
Accrued dividends and interest receivable     1,015         662          174         178          1          --
Receivable for investments sold                 639          --          639          --         --          --
Interfund transfers receivable (payable)         --         552         (748)        283        (87)         --
      Total assets                          277,018      79,666      132,260      41,019     17,831       6,242


LIABILITY
Payable for investments purchased               299          --          299          --         --          --


NET ASSETS AVAILABLE FOR BENEFITS          $276,719     $79,666     $131,961     $41,019    $17,831      $6,242


                                          See accompanying notes to financial statements.




                                               THE QUAKER OATS COMPANY

                                              THE QUAKER INVESTMENT PLAN

                                    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                  AS OF JUNE 30, 1995

                                                (dollars in thousands)


                                                         Quaker                    Money
                                                          Stock    Diversified    Market       Bond        Loan
                                             Total         Fund        Fund         Fund       Fund        Fund
ASSETS
Investments, at market -
  The Quaker Oats Company common stock
    (2,786,859 shares, cost - $58,737)     $ 90,918     $90,918     $     --     $    --     $    --     $   --
  Marketable Securities (cost-$84,482)      103,293          --       88,695          --      14,598         --
  Short-Term Investments (cost-$3,170)        3,189          --        3,189          --          --         --
  Collective Trust Short-Term
     Investment Fund                         64,609         453        9,239      54,494         423         --
                                            262,009      91,371      101,123      54,494      15,021         --

Participant loans                             7,892          --           --          --          --      7,892
         Total investments                  269,901      91,371      101,123      54,494      15,021      7,892

Accrued dividends and interest receivable     1,319         801          248         267           3         --
Receivable for investments sold                 521         303          218          --          --         --
Interfund transfers (payable) receivable         --      (1,460)         937         545         (22)        --
         Total assets                       271,741      91,015      102,526      55,306      15,002      7,892

LIABILITIES
Loans due to participants                       293         163           41          83           6         --
Payable for investments purchased               384          --          384          --          --         --

         Total liabilities                      677         163          425          83           6         --

NET ASSETS AVAILABLE FOR BENEFITS          $271,064     $90,852     $102,101     $55,223     $14,996     $7,892


                                          See accompanying notes to financial statements.






                                                 THE QUAKER OATS COMPANY

                                                THE QUAKER INVESTMENT PLAN

                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                            FOR THE YEAR ENDED JUNE 30, 1996

                                                  (dollars in thousands)


                                                           Quaker                       Money
                                                            Stock      Diversified     Market       Bond         Loan
ADDITIONS                                     Total          Fund         Fund           Fund       Fund         Fund

Investment income:
  Dividends                                 $  5,001      $ 2,795      $  2,206      $    --     $    --      $   --
  Interest                                     3,811          256           811        2,693          51          --
Total investment income                        8,812        3,051         3,017        2,693          51          --

Realized gain on investments - (Note 5)       31,414        8,832        21,880           --         702          --

Unrealized (loss) gain on investments -
  (Note 6)                                    (6,010)      (4,973)       (1,153)          --         116          --

Employee contributions                        10,469        3,831         4,659        1,253         726          --

Contributions from other plans                 2,835          681         1,607          438         109          --
          Total additions                     47,520       11,422        30,010        4,384       1,704          --


DEDUCTIONS

Distributions to participants                 41,865       13,091        13,107       13,903       1,764          --

Increase (decrease) in net assets              5,655       (1,669)       16,903       (9,519)        (60)         --

Net assets available for benefits,
 beginning of period                         271,064       90,852       102,101       55,223      14,996       7,892

Interfund transfers, net                          --       (9,517)       12,957       (4,685)      2,895      (1,650)

NET ASSETS AVAILABLE FOR
 BENEFITS, END OF PERIOD                    $276,719      $79,666      $131,961      $41,019     $17,831      $6,242




                                          See accompanying notes to financial statements.






                                                 THE QUAKER OATS COMPANY

                                                THE QUAKER INVESTMENT PLAN

                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                            FOR THE YEAR ENDED JUNE 30, 1995

                                                  (dollars in thousands)

                                                           Quaker                       Money
                                                            Stock      Diversified     Market       Bond         Loan
ADDITIONS                                     Total          Fund         Fund           Fund       Fund         Fund

Investment income:
  Dividends                                 $  4,981     $  3,252      $  1,729      $    --     $    --      $    --
  Interest                                     3,993          275           812        2,840          66           --
Total investment income                        8,974        3,527         2,541        2,840          66           --

Realized gain on investments - (Note 5)       19,281       10,324         8,193           --         764           --

Unrealized (loss) gain on investments -
(Note 6)                                      (1,376)     (14,748)       11,847           --       1,525           --

Employee contributions                        10,947        4,619         4,054        1,559         715           --

Contributions from other plans                 1,504          451           506          348         199           --
          Total additions                     39,330        4,173        27,141        4,747       3,269           --


DEDUCTIONS

Distributions to participants                 24,243        8,529         6,840        8,072         802           --

Increase (decrease) in net assets             15,087       (4,356)       20,301       (3,325)      2,467           --

Net assets available for benefits,
 beginning of period                         255,977      101,840        82,494       47,222      13,842       10,579
 Interfund transfers, net                         --       (6,632)         (694)      11,326      (1,313)      (2,687)

NET ASSETS AVAILABLE FOR
BENEFITS, END OF PERIOD                     $271,064     $ 90,852      $102,101      $55,223     $14,996      $ 7,892



                                          See accompanying notes to financial statements.





                     THE QUAKER OATS COMPANY

                   THE QUAKER INVESTMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS

                  AS OF JUNE 30, 1996 AND 1995




NOTE 1 - THE QUAKER INVESTMENT PLAN

The  following  brief description of The Quaker  Investment  Plan
(the   "Plan")  provides  only  general  information.   The  Plan
document should be referred to for the complete Plan provisions.

General

The Plan covers salaried domestic employees of The Quaker Oats Company (the "Company") and certain domestic subsidiaries. The Plan is solely funded by employee contributions. Under the Plan, eligible salaried employees may accumulate funds on a pretax basis for long-term retirement savings. The Plan is intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Effective the calendar year beginning January 1, 1997, the Plan year end will change from June 30 to December 31. A six-month transition period from July 1, 1996 to December 31, 1996 will precede the start of the new calendar year cycle.

Overall responsibility for administering the Plan rests with the Plan's administrative committee which is appointed by the Board of Directors of the Company. The Plan's administrative committee has appointed Hewitt Associates as the Plan's record-keeper. The Plan's trustee, The Northern Trust Company, is responsible for the management and control of the Plan's assets and has certain discretionary authority and control over such assets. The Company pays all expenses incurred by the Plan.

Eligibility

Effective July 1, 1994, the Plan was amended to allow salaried employees participation in the Plan on the date of employment or, if employed less than six months, effective July 1, 1994. Prior to this Plan amendment, salaried employees were eligible to participate in the Plan after six months of employment and acceptance as an approved employee, or after a twelve-month period during which the employee had at least 998 hours of employment and was still employed by the Company.







                     THE QUAKER OATS COMPANY

                   THE QUAKER INVESTMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS

                  AS OF JUNE 30, 1996 AND 1995


NOTE 1 - THE QUAKER INVESTMENT PLAN (CONTINUED)

Contributions

Participants in the Plan are allowed to defer receipt of, and have placed in the Plan, up to seven percent of their earnings. Contributions are not subject to Federal income tax until distributed to the participants or their beneficiaries. Plan participants may invest in one or more of the Plan's four funds: the Quaker Stock Fund, the Diversified Fund, the Bond Fund, or the Money Market Fund. The Plan allows participants to transfer their monies, in multiples of 25%, among funds once a month. Participants may also change the percent of their earnings contributed to the Plan once a month. Additionally, participants with an outstanding loan (for at least a year) may request an additional loan. The additional loan will have a separate payment schedule from the existing loan and participants cannot exceed two outstanding loans. The Plan allows employees the option to deposit excess funds from The Quaker Flex Plan to the Plan.

The Plan also allows a participant to contribute to the Plan a lump-sum distribution received from other qualified plans when the contribution qualifies as a tax-free roll-over.

Distributions

Participants may receive a distribution of a portion of their accounts in the event of a hardship. "Hardship" means when funds are required for purchasing or making capital expenditures for a primary residence, financing the post-secondary education of the participant or the participant's family or alleviating existing financial hardship. Plan participants may obtain loans from their account balances subject to the following terms and restrictions which are effective for loan applications received after September 15, 1989:

     (a) Participants may borrow up to 50% of their account balance including the highest loan balance in the previous one-year period, but not more than $50,000 or less than $1,000.

     (b) The terms of such loans shall not exceed five years and the rate of interest to be applied will be the Northern Trust prime rate plus one percent.

     (c) Repayments on the loan are to be made directly through payroll deductions for active employees.

     (d) Loans made to participants shall be secured by the participants' non-forfeitable interests from one or more of the funds in which a participant's account is invested prior to the making of such loans.







                     THE QUAKER OATS COMPANY

                   THE QUAKER INVESTMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS

                  AS OF JUNE 30, 1996 AND 1995


NOTE 1 - THE QUAKER INVESTMENT PLAN (CONTINUED)

If a participant's employment with the Company is terminated, the Plan will distribute the participant's account balance to the participant or the participant's beneficiary. A participant under age 55 at the time of termination of employment may elect to defer the lump-sum distribution or the start of installment payments until age 65. A participant age 55 or older may elect to defer the lump-sum distribution or the start of installment payments until age 70 1/2. If a participant terminates employment, attains age 65 in a Plan year, and no distribution or deferral election is received by the 15th day after the end of the Plan year, an automatic lump-sum distribution will be made. A participant may elect in writing to receive the distribution in one of the following ways: (a) in a lump sum; (b) in a partial distribution; or (c) in approximately equal annual installments over a chosen period. The period chosen, however, must be no longer than the participant's life expectancy when distributions begin as determined by the Internal Revenue Service regulations. If the distribution is made through installment payments, the participant's remaining account balance will continue to be
adjusted  for  investment gains or losses.   If  a  participant's
account value is $3,500 or less, an automatic lump-sum distribution will be made as soon as practical after the end of the Plan year in which termination occurs.

Participants may elect in writing to receive all or a portion of their accounts if they are at least age 59 1/2 years or if they are totally and permanently disabled as determined by the Company with the advice of a medical doctor. The participant's account will then be valued as of the latest available valuation date before distribution. If only a portion of the account is distributed, the remaining balance will continue to be adjusted for investment gains and losses and other items.

The Plan may be terminated at any time by the action of the Board of Directors or Executive Committee of the Board. In the event of termination of the Plan, the accounts shall be held for the benefit of the participants, former participants or their beneficiaries.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Interest income is recorded as earned and dividend income is recorded as of the record date.

The preparation of the financial statements in conformity with Generally Accepted Accounting Principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates and assumptions.

Valuation of Investments

Investments  are included in the accompanying Statements  of  Net
Assets Available for Benefits at fair market value. Fair market value is based on published market prices.






                     THE QUAKER OATS COMPANY

                   THE QUAKER INVESTMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS

                  AS OF JUNE 30, 1996 AND 1995


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Net realized and unrealized gains and losses for the period are reflected in the accompanying Statement of Changes in Net Assets Available for Benefits. The net realized gain or loss on the investments sold is calculated as the difference between the proceeds received and the average cost of the investments. The net realized gain or loss on the distribution of investments is calculated as the difference between the fair market value on the date of distribution and the average cost of the investments. The net unrealized gain or loss is calculated as the difference between the fair market value of the investments less the cost of the investments at the end of the Plan year and the fair market value of the investments less the cost of the investment at the beginning of the Plan year.

Purchases and sales of securities, including related gains and losses, are recognized on the transaction trade date. Brokerage commissions increase the cost or decrease the sale proceeds on the security transactions.

NOTE 3 - TRUST INVESTMENTS

Participants in the Plan may invest in the Quaker Stock Fund (common stock of the Company), the Diversified Fund (primarily common and preferred stock of corporations other than the Company and/or interest-bearing securities), the Bond Fund (primarily corporate bonds with an average credit rating of "A" and with maturities of up to 30 years), or the Money Market Fund (primarily short-term fixed income securities). The Trustee is authorized to keep such portion of any of the Investment Funds as may seem advisable, from time to time, in cash or cash equivalents and/or in short-term fixed income investments.

The value of each unit in a participant's account as of June 30, 1996 and 1995 for each of the four funds was as follows:

                                              Unit Value
                                            1996      1995
          Quaker Stock Fund               $ 24.78   $ 22.97
          Diversified Fund                $ 20.73   $ 16.86
          Money Market Fund               $  7.04   $  6.65
          Bond Fund                       $  2.35   $  2.22


NOTE 4 - FEDERAL INCOME TAXES

The Plan obtained its latest determination letter on May 22, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of June 30, 1996 and 1995.







                     THE QUAKER OATS COMPANY

                   THE QUAKER INVESTMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS

                  AS OF JUNE 30, 1996 AND 1995

                     (dollars in thousands)



NOTE 5 - REALIZED GAIN ON INVESTMENTS IN SECURITIES

The realized gain on investments in securities for the years ended June 30, 1996 and 1995, was as follows:

                                       1996                                1995
                            Aggregate                          Aggregate
                             Cost of                            Cost of
                           Securities       Realized          Securities        Realized
                        Sold/Distributed      Gain         Sold/Distributed       Gain

Quaker Stock Fund          $ 15,135          $ 8,832          $  12,539          $10,324
Diversified Fund            163,233           21,880            150,954            8,193
Bond Fund                     1,410              702              1,897              764
                           $179,778          $31,414           $165,390          $19,281


NOTE 6 - UNREALIZED GAIN (LOSS) ON INVESTMENTS IN SECURITIES

The unrealized gain (loss) on investments in securities for the years ended June 30, 1996 and 1995, was as follows:

                                                  1996               1995

Unrealized gain, beginning of year              $51,011           $ 52,387
Unrealized (loss) during the year                (6,010)            (1,376)

UNREALIZED GAIN, END OF YEAR                    $45,001           $ 51,011


NOTE 7 - QUAKER COMMON STOCK SPLIT-UP

In fiscal 1995, Quaker shareholders of record received an additional share of common stock for each share held, pursuant to a two-for-one stock split-up approved by the Board of Directors. The number of Quaker common stock shares has been retroactively restated.








                     THE QUAKER OATS COMPANY

                   THE QUAKER INVESTMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS

                  AS OF JUNE 30, 1996 AND 1995

                     (dollars in thousands)


NOTE 8 - CURRENT VALUE GAIN (LOSS)

Based on the "Current Value" reporting requirements of the Department of Labor and the Internal Revenue Service instructions for Form 5500, the net realized gain on the investments sold is calculated as the difference between proceeds received and the fair market value of investments on the first day of the Plan year or the acquisition date if purchased during the Plan year. The net realized gain on the distribution of investments is calculated as the difference between fair market value of investments on the date of distribution and the fair market value of investments on the first day of the Plan year. The net unrealized gain is calculated as the difference between the fair market value of investments at the end of the Plan year and the fair market value at the beginning of the Plan year. For the years ended June 30, 1996 and 1995, net realized gain and net unrealized gain were as follows:

                                                                 1996             1995

   Net realized gain on investments                          $  13,535        $   8,536
   Net unrealized gain on investments                           11,869            9,369
   Net gain on investments                                   $  25,404        $  17,905


NOTE 9 - RECONCILIATION OF THE FORM 5500 TO THE FINANCIAL STATEMENTS

The following is a reconciliation of net assets available for benefits per the Form 5500 to the financial statements as of June
30:

                                                                 1996             1995

   Net  assets available for benefits per the Form 5500      $ 268,917        $ 263,355
   Add:   Distributions payable to participants                  7,802            7,709

   NET ASSETS AVAILABLE FOR BENEFITS PER
       THE FINANCIAL STATEMENTS                              $ 276,719        $ 271,064

The   following   is  a  reconciliation  of  benefits   paid   to
participants per the Form 5500 to the financial statements:

                                                                 1996             1995

   Distributions to participants per  the Form 5500          $  41,958        $  29,550
   Add:   Distributions payable, beginning of year               7,709            2,402
   Less:  Distributions payable, end of year                     7,802            7,709

   DISTRIBUTIONS TO PARTICIPANTS PER THE
       FINANCIAL STATEMENTS                                  $  41,865        $  24,243



                            THE QUAKER OATS COMPANY

                          THE QUAKER INVESTMENT PLAN

     FORM 5500 ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                              AS OF JUNE 30, 1996

                            (dollars in thousands)
                                                                            Schedule I
                                                                           Page 1 of 2

                                                                                     Market
Description                                      Number of Shares       Cost         Value

Company Stock

  The Quaker Oats Company Common Stock *            2,302,937       $  50,800     $  78,008

Marketable Securities

Common Stocks -

  Abbott Laboratories                                  77,800           3,184         3,384
  ADR Ciba Geigy A.G. Sponsored                        68,450           2,984         4,170
  ADR Hoechst A.G.                                     97,400           2,577         3,348
  ADR Nokia Corp. Sponsored                            55,350           2,110         2,048
  ADR Philips Electronics N.V.                        110,200           3,474         3,595
  Allegheny Ludlum Corp.                               50,400           1,037           951
  Allstate Corp.                                       99,568           3,056         4,543
  Aluminum Co. of America                              40,100           2,379         2,301
  American Home Products Corp.                         27,000           1,054         1,624
  Amoco Corp.                                          40,800           2,651         2,943
  AT&T (American Telephone and Telegraph Corp.)        81,500           4,988         5,053
  Boeing Co.                                           30,650           2,450         2,670
  Bristol Myers Squibb Co.                             33,750           2,896         3,038
  Burlington Northern Santa Fe Corp.                   31,350           1,932         2,535
  Carnival Corp.                                       51,900           1,239         1,499
  Citicorp                                             32,850           1,110         2,718
  Compaq Computer Corp.                                26,000           1,005         1,277
  Conrail Inc.                                         34,250           2,475         2,273
  Dun & Bradstreet Corp.                               69,100           4,383         4,319
  DuPont, E.I. DeNemours & Company                     46,550           3,205         3,683
  Duracell Intl Inc.                                   25,400           1,098         1,095
  Federated Department Stores Inc.                     62,200           1,413         2,123
  General Motors Corp.                                 79,150           4,125         4,145
  Grace, W.R. & Co.                                    24,550           1,738         1,740
  Harrah's Entertainment Inc.                          38,500           1,277         1,088
  Hasbro Inc.                                          43,200           1,489         1,544
  International Business Machines Corp.                36,200           3,537         3,584
  ITT Inds. Inc.                                       47,100           1,026         1,183
  Keycorp                                              37,600           1,304         1,457
  Kroger Co.                                           11,200             434           442
  Loews Corp.                                          59,800           4,701         4,717
  Marriot Intl                                         11,700             561           629
  Mattel Inc.                                          32,621             602           934
  Mobil Corp.                                          28,400           2,878         3,191






* Identifies a party-in-interest to the Plan.




                            THE QUAKER OATS COMPANY

                          THE QUAKER INVESTMENT PLAN

     FORM 5500 ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                              AS OF JUNE 30, 1996

                            (dollars in thousands)
                                                                            Schedule I
                                                                           Page 2 of 2

                                                                                     Market
Description                                      Number of Shares       Cost         Value

Common Stocks (continued)

  Northrop Gruman Corp.                                23,050           1,533         1,571
  Pacific Telesis Group                               111,400           3,766         3,760
  Philip Morris Company Inc.                           35,350           2,576         3,677
  Silicon Graphics Inc.                                53,000           1,567         1,272
  Tenet Healthcare Corp.                               57,200             922         1,223
  Time Warner Inc.                                     82,100           3,079         3,222
  Trans World Airlines Inc.                            35,900             698           512
  Travelers Group Inc.                                 67,275           1,963         3,069
  Union Pacific Corp.                                  61,300           4,058         4,283
  Wells Fargo & Co.                                    15,750           3,909         3,766

Preferred Stocks -

  ADR News Corp. LTD                                  191,900           3,576         3,862

Corporate Bonds -

  Quaker Master Trust - Wells Fargo Bonds             762,179          12,068        17,795

       Total Marketable Securities                                    116,087       133,856


Short-Term Investments

  DuPont E.I. DeNemours & Company
   Commercial Paper Note, $3,500 due 07-26-1996         3,500           3,473         3,487

  Ford Motor Car Co.
   Commercial Paper Note, $2,800 due 07-09-1996         2,800           2,795         2,796

  Walt Disney Co.
   Commercial Paper Note, $2,000 due 07-29-1996         2,000           1,983         1,992

              Total Short-Term Investments                              8,251         8,275

  Collective Trust Short-Term Investment Fund                          48,443        48,443

Participant Loans (9.25% - 10.0%)                                       6,242         6,242

TOTAL INVESTMENTS                                                   $ 229,823     $ 274,824








                                          THE QUAKER OATS COMPANY

                                        THE QUAKER INVESTMENT PLAN

                         FORM 5500 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                                     FOR THE YEAR ENDED JUNE 30, 1996

                                          (dollars in thousands)


                                                                                             Schedule II

                                     Purchase                                            Value
                                       and          Transaction        Cost of             of         Net
                                    Sale Price          Fees            Asset            Asset       Gain

Description

Quaker Stock Fund -
  The Quaker Oats Company
  common stock
  209,010 shares purchased
    in 20 transactions               $33.480            $ 6            $ 7,004         $ 7,004           --

  559,882 shares sold
    in 26 transactions               $34.330            $29            $12,078         $19,250       $7,143
